SENT VIA E-MAIL

July 15, 2014

Ms. Mara L. Ransom

Assistant Director

Ms. Elizabeth Walsh

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Re: Universal Bioenergy, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed April 15, 2013

File No. 333-123465

Response Letter dated April 22, 2014

Amendment No. 3 to Schedule 13D

Filed on February 7, 2014, by Global Energy Group LLC

File No. 005-84761

Dear Ms. Ransom,

This letter will address the issues and concerns raised in the SEC Comment Letter dated June 5, 2014 (“Comment Letter”) for the Universal Bioenergy, Inc. (the “Company”) reports Form 10-K for the fiscal year ended December 31, 2012, and our Response Letter dated April 21, 2014, and Amendment No. 3 to Schedule 13D filed on February 7, 2014 by Global Energy Group LLC. The questions in your Comment Letter are restated below, with our corresponding responses.

1. SEC COMMENT:

We note that, as disclosed in the Schedule 13D/A filed by Global Energy Group, LLC, on February 7, 2014, on November 30, 2013, Metwood Inc., acquired Global Energy Group, LLC, effective as of June 30, 2013. We note that you have not filed a Form 8-K acknowledging the change in control and that your Form 10-Q for the period ended March 31, 2014 continues to indicate that Rainco Management LLC controls Global Energy Group LLC. Please advise or revise.

OUR RESPONSE:

Form 8-K Filing acknowledging change in control

Regarding the acquisition of the Member Interests of Global Energy Group LLC by Metwood Inc., on June 30, 2013, the Company filed a Form 8-K Report on July 11, 2014, disclosing that Metwood Inc., became an indirect “beneficial owner” of the securities of the Company.

Universal Bioenergy Inc. • 18100 Von Karman Ave., Suite 850 • Irvine, CA 92612 • Tel 949-272-5677 • Fax 951-281-4653

Additionally, the Form 8-K also disclosed that as a result of the acquisition of Global Energy Group LLC by Metwood Inc., on June 30, 2013, a change of control of Universal Bioenergy Inc., occurred.

Rainco Management LLC’s control of Global Energy Group LLC

To our knowledge, Global Energy Group LLC’s, sole Managing Member and controlling entity is Rainco Management LLC, and the Managing Director for Rainco Management LLC is Nicole C. Singletary. Rainco Management LLC is the sole Managing Member of Global Energy Group LLC pursuant to the Operating Agreement of Global Energy Group LLC, and a Management Agreement between the parties.

Ninety nine (99%) percent of the Member Interests of Global Energy Group LLC were sold to Metwood Inc. However, Rainco Management LLC owns one (1%) percent of the Member Interests of Global Energy Group LLC, and it did not sell its one (1%) percent Member Interest to Metwood. To the best of our knowledge, the contractual relationship between Global Energy Group LLC and Rainco Management LLC is still in effect.

Pursuant to the Schedule 13D/A filed by Global Energy Group, LLC, on February 7, 2014, Rainco Management LLC and Nicole C. Singletary, its Managing Director has sole investment discretion and exercises voting authority and dispositive control with respect to the shares of common stock of Universal Bioenergy Inc.

Conclusion

This completes the full response to the questions and comments as requested in your Letter dated June 5, 2014 regarding the report and forms indicated above. We all truly understand the importance of this matter.

If you need any additional information regarding the above, please feel free to contact me.

Very truly yours,

By: /s/ Vince M. Guest

Vince M. Guest

President and CEO